

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2017

Robert Benezra
Chief Executive Officer
AngioGenex, Inc
425 Madison Avenue
Suite 902
New York, 10017

    Re: AngioGenex, Inc.
          Amendment No. 1 to Form 10-12G
          Filed September 19, 2017
          File No. 000-26181

Dear Mr. Benezra:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G

Relationship with Memorial Sloan Kettering Cancer Center, page 5

1.   We note your response to our prior comment 7. Please disclose in this section that either party may terminate the services agreement upon 30 days' written notice and that the current scope of work for each of the current projects specified in the agreement contemplates a performance period through approximately December 31, 2018. Please also disclose that additional payments will need to be made when the long-term project budget has been finalized for each project as stated in Appendix B to the agreement.

<u>Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 37</u>

2.   We note your response to our prior comment 11. Please disclose what you mean by Li & Company, PC being "unable" to stand for re-appointment, including the reason why Li & Company was unable to do so.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Rolf Sundwall at (202) 551-3105 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot at (202) 551-3442 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Michael Strage, Esq.